SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Zuora, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98983V106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 21 Pages

Exhibit Index Contained on Page 18

CUSIP NO. 98983V106	13 G	Page 2 of 21

1	NAME OF REPORTING PERSON Benchmark Capital Partners V, L.P. (“BCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,882,624 shares*, except that Benchmark Capital Management Co. V, L.L.C. (“BCMC V”), the general partner of BCP V, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,882,624 shares*, except that BCMC V, the general partner of BCP V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,882,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.4%
12	TYPE OF REPORTING PERSON	PN

* Represents 5,882,624 shares of Class B Common Stock held directly by BCP V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 5,882,624 shares of Class B Common Stock held by BCP V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.4%.

CUSIP NO. 98983V106	13 G	Page 3 of 21

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V, L.P. (“BFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

720,849 shares*, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

720,849 shares*, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	720,849
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%
12	TYPE OF REPORTING PERSON	PN

* Represents 720,849 shares of Class B Common Stock held directly by BFF V. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 720,849 shares of Class B Common Stock held by BFF V). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.7%.

CUSIP NO. 98983V106	13 G	Page 4 of 21

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-A, L.P. (“BFF V-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

138,016 shares*, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

138,016 shares*, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	138,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON	PN

* Represents 138,016 shares of Class B Common Stock held directly by BFF V-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 138,016 shares of Class B Common Stock held by BFF V-A). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 98983V106	13 G	Page 5 of 21

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-B, L.P. (“BFF V-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

108,601 shares*, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

108,601 shares*, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	108,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

* Represents 108,601 shares of Class B Common Stock held directly by BFF V-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 108,601 shares of Class B Common Stock held by BFF V-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.

CUSIP NO. 98983V106	13 G	Page 6 of 21

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,693,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	OO

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 7 of 21

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,693,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 8 of 21

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,693,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 9 of 21

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 97,793 shares
6	SHARED VOTING POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 97,793 shares
8	SHARED DISPOSITIVE POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,791,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.6%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.2%

CUSIP NO. 98983V106	13 G	Page 10 of 21

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,195 shares
6	SHARED VOTING POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 1,195 shares
8	SHARED DISPOSITIVE POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,694,488
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 11 of 21

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 157,524 shares
6	SHARED VOTING POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 157,524 shares
8	SHARED DISPOSITIVE POWER
		7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,850,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.7%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.2%

CUSIP NO. 98983V106	13 G	Page 12 of 21

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,693,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 13 of 21

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Lasky, a member of BCMC V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Lasky, a member of BCMC V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,693,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 14 of 21

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER

7,693,293 shares*, of which 5,882,624 are directly owned by BCP V, 720,849 are directly owned by BFF V, 138,016 are directly owned by BFF V-A, 108,601 are directly owned by BFF V-B and 843,203 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,693,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.5%
12	TYPE OF REPORTING PERSON	IN

* Represents an aggregate of 7,693,293 shares of Class B Common Stock held directly by BCP V, BFF V, BFF V-A and BFF V-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 7,693,293 shares of Class B Common Stock held by BCP V, BFF V, BFF V-A and BFF V-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 7.1%

CUSIP NO. 98983V106	13 G	Page 15 of 21

ITEM 1(A).	NAME OF ISSUER

Zuora, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3050 South Delaware Street, Suite 301

San Mateo, California 94403

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners V, L.P., a Delaware limited partnership (“BCP V”), Benchmark Founders’ Fund V, L.P., a Delaware limited partnership (“BFF V”), Benchmark Founders’ Fund V-A, L.P., a Delaware limited partnership (“BFF V-A”), Benchmark Founders’ Fund V-B, L.P., a Delaware limited partnership (“BFF V-B”), Benchmark Capital Management Co. V, L.L.C., a Delaware limited liability company (“BCMC V”), and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.

Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP V, BFF V, BFF V-A and BFF V-B are Delaware limited partnerships. BCMC V is a Delaware limited liability company. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 98983V106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 98983V106	13 G	Page 16 of 21

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2018 (based on 73,181,559 shares of Class A Common Stock and 35,321,041 shares of Class B Common Stock of the issuer outstanding as of November 30, 2018 as reported by the issuer on Form 10-Q for the period ended October 31, 2018 and filed with the Securities and Exchange Commission on December 13, 2018).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP V, BFF V, BFF V-A and BFF V-B, and the limited liability company agreement of BCMC V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 98983V106	13 G	Page 17 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

BENCHMARK CAPITAL PARTNERS V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. 98983V106	13 G	Page 18 of 22

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	19

Exhibit B: Powers of Attorney	20

CUSIP NO. 98983V106	13 G	Page 19 of 21

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Zuora, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 8, 2019

BENCHMARK CAPITAL PARTNERS V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. 98983V106	13 G	Page 20 of 21

exhibit B

Power of Attorney

AGREEMENT TO FILE JOINTLY AND STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY

Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby authorizes and designates Benchmark Capital Management Co. V, L.L.C. or such other person or entity as is designated in writing by Steven M. Spurlock (the "Designated Filer") as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the "Act"), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the "Exchange Act") or any other state or federal agency (collectively, the "Reports") with respect to the Reporting Person's ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the "Companies")

Each Reporting Person hereby further authorizes and designates Steven M. Spurlock (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with the Act or the Exchange Act.

March 24, 2011	BENCHMARK CAPITAL MANAGEMENT CO. V, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

March 24, 2011	BENCHMARK CAPITAL PARTNERS V, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. V, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

March 24, 2011	BENCHMARK FOUNDERS' FUND IV, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. V, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

CUSIP NO. 98983V106	13 G	Page 21 of 21

March 24, 2011	BENCHMARK FOUNDERS' FUND V-A, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. V, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

March 24, 2011	BENCHMARK FOUNDERS' FUND V-B, L.P.,
a Delaware Limited Partnership

	By:	Benchmark Capital Management Co. IV, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock, Managing Member

March 24, 2011	By:	/s/ Alexandre Balkanski
Alexandre Balkanski

March 24, 2011	By:	/s/ Bruce W. Dunlevie
Bruce W. Dunlevie

March 24, 2011	By:	/s/ J. William Gurley
J. William Gurley

March 24, 2011	By:	/s/ Kevin R. Harvey
Kevin R. Harvey

March 24, 2011	By:	/s/ Robert C. Kagle
Robert C. Kagle

March 24, 2011	By:	/s/ Steven M. Spurlock
Steven M. Spurlock

March 24, 2011	By:	/s/ Peter H. Fenton
Peter H. Fenton

March 24, 2011	By:	/s/ Mitchell H. Lasky
Mitchell H. Lasky